January 15, 2010

Mail Stop 3010

Mr. Daniel L. Stephenson
President
Rancon Realty Fund IV
400 South El Camino Real, Suite 1100
San Mateo, CA 94402

>   **Re: Rancon Realty Fund IV**
>   **Form 10-K for the year ended December 31, 2008**
>   **Filed March 30, 2009**
>   **File No. 000-14207**

Dear Mr. Stephenson:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

>   Sincerely,

>   Daniel L. Gordon
>   Branch Chief